The Real Brokerage Inc. Completes Acquisition of LemonBrew Lending

Tech-enabled home loan platform advances Real's mission to offer a seamless end-to-end home buying experience

TORONTO & NEW YORK (BUSINESS WIRE) -- Dec. 9, 2022 --The Real Brokerage Inc. ("Real" or the "Company") (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced it has successfully completed its acquisition of LemonBrew Lending Corp. ("LemonBrew Lending"), a tech-enabled home loan platform.

The acquisition broadens Real's product portfolio to include mortgage brokerage services and is a critical step in the Company's mission to offer a seamless end-to-end home buying experience that removes pain points for both agents and their customers. Licensed as a mortgage brokerage in 20 states throughout the U.S., LemonBrew Lending provides the foundation for Real to offer consumers the ability to finance their home purchase with Real, removing the need to work with multiple service providers.

"LemonBrew Lending's current mortgage capabilities and future lending potential, brings us one step closer to our strategy of providing consumers a frictionless home buying experience," said

Tamir Poleg, Chairman and Chief Executive Officer of The Real Brokerage.

"The LemonBrew Lending team is excited to take the mortgage lending platform we have developed to the next level, and couldn't be happier that we get to do this in partnership with Real's best-in-class technology," said Samir Dedhia, Chief Executive Officer of LemonBrew Lending.

With Real's earlier acquisition of Expetitle, a digital title and settlement company, now operating as Real Title, Real now has added mortgage and title capabilities to its growing brokerage platform in 2022.

Summary of the Acquisition

Pursuant to the terms of a share purchase agreement dated September 23, 2022 between the Company, LemonBrew Lending and LemonBrew Technologies Corp. (the "Seller"), the Company acquired 100% of the issued and outstanding equity interests of LemonBrew Lending from the Seller for an aggregate purchase price of $1,250,000 (the "Acquisition"). The purchase price was satisfied by (i) cash in the amount of $800,000 and (ii) the issuance of 351,837 common shares (the "Consideration Shares") at a deemed issued price of $1.279 per share. The issued price of the Consideration Shares is equal to the product of $450,000 divided by the 5-day volume weighted average trading price of Real's common shares on the NASDAQ immediately prior to the closing of the Acquisition.

The Consideration Shares are subject to a six-month hold in accordance with applicable securities laws and have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and are "restricted securities" within the meaning of Rule 144 of the U.S. Securities Act subject to restrictions to the effect that the Consideration Shares may not be reoffered or resold in the United States absent registration or an applicable exemption from the registration requirements.

In connection with the closing of the Acquisition, the Company entered into certain agreements with management and key employees of Lemonbrew Lending (the "Key Employee Agreements"). The Key Employment Agreements provide for certain performance-based milestone payments of $2,500,000 payable over 36 months following closing of the Acquisition, of which $2,000,000 with be payable in cash and $500,000 will be payable in restricted share units of the Company.

All dollar figures shown herein are presented in USD.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws including under the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the Acquisition and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and three Canadian provinces with over 7,000 agents. Additional information can be found on its website at www.onereal.com.

Contacts

For additional information, please contact:

Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:

Elisabeth Warrick
Director, Communications
elisabeth@therealbrokerage.com
201.564.4221